-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                  SCHEDULE TO

                                (Rule 14d-100)

                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                             BUSH BOAKE ALLEN INC.
                      (Name of Subject Company (Issuer))

                              B ACQUISITION CORP.
                         a wholly owned subsidiary of

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                     (Names of Filing Persons (Offerors))

                                --------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                --------------

                                   123162109
                     (CUSIP Number of Class of Securities)

                            Stephen A. Block, Esq.
             Senior Vice President, General Counsel and Secretary
                    International Flavors & Fragrances Inc.
                             521 West 57th Street
                           New York, New York 10019
                           Telephone: (212) 765-5500
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                             Roger S. Aaron, Esq.
                            Stephen F. Arcano, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                           Telephone: (212) 735-3000

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                       Amount
                                                                         of
      Transaction                                                      Filing
      Valuation*                                                        Fee
      -----------                                                     --------
      $969,854,863                                                    $193,971
------------------------------------------------------------------------------

*  For purposes of calculating amount of filing fee only. This amount assumes
   (i) the purchase of all outstanding shares of common stock of Bush Boake Allen Inc. (19,351,063 shares) at a purchase price of $48.50 per share and
   (ii) shares of common stock of Bush Boake Allen Inc. subject to options that will be vested and exercisable as of the closing of this offer (1,401,714 shares) at a purchase price of $48.50 per share less the average exercise price of the outstanding options of $26.15 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: N/A       Form or Registration No.: N/A
  Filing party: N/A                 Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 1. Summary Term Sheet.

  The information set forth in the section of the Offer to Purchase (the "Offer to Purchase") entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

  (1) The name of the subject company is Bush Boake Allen Inc., a Virginia corporation (the "Company"), and the address of its principal executive offices is 7 Mercedes Drive, Montvale, New Jersey 07645. The telephone number of the Company is (201) 391-9870.

  (2) This Statement relates to an offer by B Acquisition Corp., a Virginia corporation ("Merger Subsidiary") and a wholly owned subsidiary of International Flavors & Fragrances Inc., a New York corporation ("Parent"), to purchase all outstanding shares of common stock of the Company, par value $1.00 per share (the "Shares"), at $48.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction (the "Introduction") to the Offer to Purchase is incorporated herein by reference.

  (3) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market are set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

  (a), (b), (c) The information set forth in "Certain Information Concerning Merger Subsidiary and Parent" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

  (a)(1)(i)-(viii), (xii) The information set forth under "Introduction," "Acceptance for Payment and Payment for Shares," "Terms of the Offer," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Certain Federal Income Tax Consequences" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" in the Offer to Purchase is incorporated herein by reference.

  (a)(1)(ix) Not applicable

  (x) Not applicable

  (xi) Not applicable

  (a)(2)(i)-(iv), (vii) The information set forth under "Introduction," "Terms of the Offer," "Certain Federal Income Tax Consequences," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference.

  (a)(2)(v) Not applicable

  (vi) Not applicable

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  The information set forth in "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Certain Information Concerning the Company," "Certain

Information Concerning Merger Subsidiary and Parent" and "Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

  (a), (c)(1), (3-7) The information set forth in "Introduction," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Effects of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations" and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

  (c)(2) None

Item 7. Source and Amount of Funds or Other Consideration.

  (a), (d) The information set forth in "Sources and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

  (b) Not applicable

Item 8. Interest in Securities of the Subject Company.

  The information set forth in "Introduction," "Certain Information Concerning the Company," "Certain Information Concerning Merger Subsidiary and Parent," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

  The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

  Not applicable

Item 11. Additional Information.

  The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

  (a)(1) Offer to Purchase, dated October 6, 2000

  (a)(2) Letter of Transmittal

  (a)(3) Notice of Guaranteed Delivery

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

  (a)(7) Joint Press Release issued by Parent and the Company on October 6,
2000

  (a)(8) Summary Advertisement as published in The Wall Street Journal on October 6, 2000

  (b)(1) Commitment Letter, dated as of September 21, 2000, among Parent, Citibank, N.A. and Salomon Smith Barney Inc.

  (d)(1) Agreement and Plan of Merger, dated as of September 25, 2000, among the Company, Parent and Merger Subsidiary

  (d)(2) Voting and Tender Agreement, dated as of September 25, 2000, among International Paper Company, a New York corporation, the Company, Parent and Merger Subsidiary

  (g) Not applicable

  (h) Not applicable

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          B Acquisition Corp.

                                              /s/ Stephen A. Block
                                          By: _________________________________
                                            Name: Stephen A. Block
                                            Title: Vice President, Secretary
                                            and Treasurer

                                          International Flavors & Fragrances
                                           Inc.


                                              /s/ Stephen A. Block
                                          By: _________________________________
                                            Name: Stephen A. Block
                                            Title: Senior Vice President,
                                                General Counsel and Secretary

Dated: October 6, 2000

                                 EXHIBIT INDEX

 Exhibit No.                            Exhibit Name
 -----------                            ------------
 (a)(1)      Offer to Purchase, dated October 6, 2000
 (a)(2)      Letter of Transmittal
 (a)(3)      Notice of Guaranteed Delivery
 (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees
 (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees
 (a)(6)      Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9
 (a)(7)      Joint Press Release issued by Parent and the Company on October 6,
             2000
 (a)(8)      Summary Advertisement as published in The Wall Street Journal on
             October 6, 2000
 (b)(1)      Commitment Letter, dated as of September 21, 2000, among Parent,
             Citibank, N.A. and Salomon Smith Barney Inc.
 (d)(1)      Agreement and Plan of Merger, dated as of September 25, 2000, among the Company, Parent and Merger Subsidiary
 (d)(2)      Voting and Tender Agreement, dated as of September 25, 2000, among
             International Paper Company, a New York corporation, the Company,
             Parent and Merger Subsidiary
    (g)      Not applicable
    (h)      Not applicable